Filed by GTECH S.p.A.

pursuant to Rule 425 under the

Securities Act of 1933

and deemed to be filed

pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: April 1, 2015

NEWS RELEASE

ALL CONDITIONS PRECEDENT TO THE CROSS-BORDER MERGER OF GTECH S.P.A. WITH AND INTO INTERNATIONAL GAME TECHNOLOGY PLC SATISFIED

CROSS-BORDER MERGER TO BECOME EFFECTIVE AND CLOSING OF THE ACQUISITION OF U.S.-BASED INTERNATIONAL GAME TECHNOLOGY TO TAKE PLACE ON 7 APRIL 2015

INTERNATIONAL GAME TECHNOLOGY PLC SHARES TO COMMENCE TRADING ON THE NEW YORK STOCK EXCHANGE ON 7 APRIL 2015

SETTLEMENT OF CASH EXIT RIGHTS

ROME (ITALY) and PROVIDENCE, RHODE ISLAND (U.S.), 1 April 2015 — GTECH S.p.A. (“GTECH”) announced today that all conditions precedent to the completion of the cross-border merger of GTECH with and into its U.K. subsidiary International Game Technology PLC (the “Merger”) have been satisfied. The Merger will become effective at 12:01 a.m. GMT on Tuesday, 7 April 2015, and immediately thereafter the acquisition of U.S.-based International Game Technology will be completed. On such date, GTECH shares held by GTECH shareholders will be exchanged on a one-for-one basis for shares in International Game Technology PLC, and shares of International Game Technology will be exchanged for a cash payment and shares in International Game Technology PLC on the basis of the exchange ratio.

The shares of International Game Technology PLC (Ticker Symbol: IGT; ISIN code GB00BVG7F061) will commence trading on the New York Stock Exchange (NYSE) on 7 April 2015.

The last day of trading of GTECH shares on the Mercato Telematico Azionario organized and managed by Borsa Italiana (Italian Stock Exchange) will be Thursday, 2 April 2015. Therefore, the record date for final settlement of GTECH shares will be 8 April 2015.

Upon the Merger becoming effective, International Game Technology PLC shares will be centralized in the CSD (Central Securities Depository) The Depository Trust & Clearing Corp. (“DTCC”) and credited in lieu of GTECH shares (based on the balance of accounts as at the record date) initially via Computershare Trust Co. N.A. or, in relation to the shares for which the DTC Election has been exercised (designated by the specific code ICMTE0000019), via the respective intermediary participating in the clearing system managed by DTCC.

Settlement of cash exit rights

The 19,796,852 GTECH shares for which entitled shareholders exercised cash exit rights in relation to the Merger will be settled on 2 April 2015, at the cash exit price of Euro 19.174 per share. The cash exit price will be credited to entitled shareholders via the respective Monte Titoli intermediary.

Payment for the 62,607 cash exit shares (out of the above) purchased by other GTECH shareholders in the pre-emptive offer pursuant to Article 2437-quater, of the Italian Civil Code, ended on 9 January 2015, will take place via the intermediary through which the subscription form was submitted by the purchaser and to which notification of assignment has already been communicated by GTECH. Purchasers of shares in the context of the pre-emptive offer will receive ordinary shares of International Game Technology PLC on the basis of the above-mentioned exchange ratio and the interim dividend equal to Euro 0.75 per share resolved by GTECH’s Board of Directors on 17 December 2014.

The residual 19,734,245 cash exit shares will be purchased by GTECH pursuant to Article 2437-quater, para. 5, of the Italian Civil Code and cancelled in the context of the Merger, together with the 2,183,503 treasury shares already held by GTECH.

Related news releases: July 16; September 23; October 1 and 4; November 4, 10, and 12; December 2, 10 and 17, 2014; January 13, 30 and 31; February 10, 11, 16, and 26; March 9 and 16, 2015.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning GTECH, as well as concerning the proposed transaction with IGT and International Game Technology PLC (“NewCo”) and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of GTECH, NewCo and IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to satisfy closing conditions to the proposed transactions with IGT and NewCo; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward looking statements. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH or NewCo, or persons acting on their behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo has filed with the SEC a registration statement on Form F-4, which was declared effective on 2 January 2015 (file number 333-199096), which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “International Game Technology PLC”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended 27 September 2014 and its Proxy Statement on Schedule 14A, dated 24 January 2014, which are filed with the SEC.

GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2014, GTECH had approximately €3.1 billion in revenues and 8,800 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com